U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Maiman                            Yosef                A.
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   (Last)                           (First)             (Middle)

                     33 Havazelet Hasharon Street
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                                    (Street)

   Herzliya                         Israel
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


      Ampal-American Israel Corporation (NASDAQ:AMPL)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     04/02
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
                    2.                                                                                   Deriv-    of
                    Conver-                    5.                              7.                        ative     Deriv-  11.
                    sion                       Number of                       Title and Amount          Secur-    ative   Nature
                    or                         Derivative    6.                of Underlying     8.      ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price   Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-  Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative   at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-  of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity     Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)      4)
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
                                                                                                                           See below
Stock Options to    $6.06    04/09/02  P*   V  159,000       **                                  $1.40013            I     Explan-
Purchase Class A                                                               Class A   159,000          *159,000         ation of
Stock                                                                          Stock                                       Responses
                                                                                                                           (1)
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Stock Options to    $5.94    04/09/02  P*   V  170,000       **                                  $1.52013 *170,000   I     See below
Purchase Class A                                                               Class A   159,000                           Explan-
Stock                                                                          Stock                                       ation of
                                                                                                                           Responses
                                                                                                                           (1)
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



* On April 9, 2002, Y.M. Noy Investments Ltd. ("Noy") and several employees of Ampal-American Israel Corporation ("Ampal") executed 16 Option Assignment Agreements (the "Option Assignment Agreements"). Pursuant to the Option Assignment Agreements, Noy has agreed to acquire 329,000 options (the "'Stock Options") to purchase shares of Ampal's Class A Stock, $1.00 par value (the "Class A Stock"). On February 26, 2002 Noy also signed a stock purchase agreement (the "Stock Purchase Agreement") agreeing to acquire approximately 11,115,112 shares of Class A Stock (the "Ampal Shares"), subject to the satisfaction or waiver of certain conditions.

The sale and purchase of the 329,000 Stock Options pursuant to the Option Assignment Agreements are subject to the satisfaction or waiver of certain conditions, including the closing of the purchase and sale of the Ampal Shares pursuant to the terms and conditions of the Stock Purchase Agreement (such date, the "Closing Date"). If the transactions contemplated by the Stock Purchase Agreement are not consumated for any reason and the Stock Purchase Agreement is terminated, the Option Assignment Agreements will, without further action, become null and void and of no force and effect.

** Pursuant to Section 1.3 (b) of the Stock Purchase Agreement, Noy has agreed to exercise all of the Stock Options purchased pursuant to the Option Assignment Agreements on the Closing Date.

Explanation of Responses:

(1) Yosef A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).


** Intentional misstatments or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                          By:  /s/ Yosef A. Maiman                    05/07/02
                               -------------------------------      ------------
                              **Signature of Reporting Persons        Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a currently valid OMB Number.


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